

Mail Stop 3561

September 30, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Gerald Lewis
Principal Accounting and Financial Officer
Freight Management Corp.
Suite 200
8275 Eastern Ave
Las Vegas, NV, 89123

> **Re:** **Freight Management Corp.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-53127**

Dear Mr. Lewis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief